UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

EMPRESA BRASILEIRA DE

TELECOMUNICAÇÕES S.A. – EMBRATEL

(Offeror)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Isaac Berensztejn

Chief Financial Officer

Empresa Brasileira de Telecomunicações S.A. – Embratel

Av. Presidente Vargas, n° 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: 55 21 2121-3636

with copies to

Daniel Sternberg, Esq.

Nicolas Grabar, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$2,603,382,015	$185,621.14

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Person at a purchase price of R$23.00 in cash per Preferred Share. As of June 30, 2010, there were 228,503,916 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 29,379,149 are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 199,124,767 outstanding Preferred Shares. The Transaction Valuation was calculated in Brazilian reais (R$) and converted into U.S. dollars at the exchange rate indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on August 26, 2010 of US$1 = R$1.7592.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00007130 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $185,621.14

Form or Registration No: Schedule TO-T

Filing Party: Empresa Brasileira de Telecomunicações s.a. – Embratel

Date Filed: August 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) by Empresa Brasileira de Telecomunicações S.A. — EMBRATEL (“Embratel”). The Schedule TO relates to the offer by Embratel (the “Tender Offer”) to purchase any and all preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Net”), from all holders other than Embratel Participações S.A. (“Embrapar”), wherever located. The Tender Offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated August 30, 2010 (the “Offer to Purchase”) attached and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 1 refer to the Offer to Purchase.

SUMMARY TERM SHEET – Will tendered Preferred Shares be subject to proration?

The first paragraph of the response to this question on page 3 is hereby amended and restated in its entirety to read as follows:

Although we are conducting a voluntary tender offer for the Preferred Shares and not a registered public offer in Brazil, we are conducting the offer in compliance with several procedures provided for under CVM Instruction 361 for registered tender offers, including the requirement that if more than one-third but less than two-thirds of the outstanding Preferred Shares (including Preferred Shares represented by ADSs) held by shareholders (“public shareholders”) other than (1) Embratel, Embrapar and their affiliates, (2) Globo Comunicações e Participações S.A., GB and their affiliates, Net’s controlling shareholders, and (3) officers or members of the Board of Directors or Fiscal Council (Conselho Fiscal) of Net (the “non-public shareholders”), measured on the date required by CVM Instruction 361, are tendered and not properly withdrawn, we will only purchase one-third of the Preferred Shares held by public shareholders. We will purchase such shares on a pro rata basis based on the ratio that the total number of Preferred Shares representing one-third of the outstanding Preferred Shares held by public shareholders on the date required by CVM Instruction 361 bears to the total number of Preferred Shares held by public shareholders properly and timely tendered and not properly withdrawn (the “proration factor”). These provisions are intended to preserve an adequate market for publicly-held securities following a tender offer that is undersubscribed and consequently there is no limitation on purchases of Preferred Shares tendered by non-public shareholders. However, in the event that more than one-third but less than two-thirds of the outstanding Preferred Shares held by public shareholders are tendered, we will also purchase any Preferred Shares tendered by the non-public shareholders on the same pro rata basis as the public shareholders based on the proration factor. If more than two-thirds of the Preferred Shares (including Preferred Shares represented by ADSs), taken as a whole, held by public shareholders are tendered, we will acquire all tendered Preferred shares.

THE TENDER OFFER – Section 1 – Terms of the Tender Offer and Expiration Date – Proration

The first paragraph of this item on page 28 is hereby amended and restated in its entirety to read as follows:

If more than one-third but less than two-thirds of the outstanding Preferred Shares held by public shareholders calculated on the date required by CVM Instruction 361 are tendered, we will only purchase one-third of the Preferred Shares held by public shareholders. We will purchase such shares on a pro rata basis based on the proration factor. These provisions are intended to preserve an adequate market for publicly-held securities following a tender offer that is undersubscribed and consequently there is no limitation on purchases of Preferred Shares tendered by non-public shareholders. However, in the event we purchase less than all shares tendered by public shareholders, we will also purchase any Preferred Shares tendered by the non-public shareholders on the same pro rata basis as the public shareholders based on the proration factor. If more than two-thirds of the Preferred Shares (including Preferred Shares represented by ADSs) held by public shareholders are tendered, we will acquire all tendered Preferred Shares.

ITEM 12.	EXHIBITS.

(a)(1)(vii)	Notice to Investors filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 31, 2010 (English translation).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.

By:	/s/ José Formoso Martínez

	Name:	José Formoso Martínez
	Title:	President
	Date:	September 1, 2010

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ José Formoso Martínez

	Name:	José Formoso Martínez
	Title:	President
	Date:	September 1, 2010

EXHIBIT INDEX

(a)(1)(vii)	Notice to Investors filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 31, 2010 (English translation).